UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

October 6, 2020
(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
Net Asset Value (NAV) Per Share
On October 6, 2020, the Investment Committee of our Manager approved a NAV per share of our common shares of $9.94 as of September 30, 2020. The purchase price of our common shares will be adjusted to $10.00 per share, beginning on the date of this announcement (October 8, 2020) and will be effective until updated by us on December 31, 2020, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Investors will pay the most recent publicly announced offering price as of the date of their subscription.
NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2020. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
Two significant components driving the valuation process during the third quarter of 2020 were (a) our real estate valuation of our investment in Southern Dairies and (b) a third-party valuation of our debt on Southern Dairies.
(a)Real Estate Valuation - The current valuation of Southern Dairies of $36.9 million reflects a $900k or 2.5% increase in the asset's gross value compared to prior quarter valuation of $36.0 million,1 which favorably impacted NAV per share. The valuation incorporates recent leasing activity, the completion of capital projects totaling approximately $500k during the quarter, and a favorable variance in actual and projected operating expenses.
(b)Debt Valuation - Our loan on Southern Dairies bears interest at 30-day LIBOR plus 1.55%. We have entered into an interest rate swap that fixes the interest rate on $21.24 million1 of the loan at 2.683%.2, 3 A third-party valuation of the terms of the loan and its interest rate swap was unfavorable compared to the loan's outstanding principal balance due to the lower interest rate environment as of September 30, 2020. However, its valuation in current quarter, compared to prior quarter, had a moderately favorable impact on NAV on a quarter-over-quarter basis.
Incorporating all applicable components of our NAV resulted in a $0.36, or 3.8% increase per share compared to prior quarter. As described in our Offering Circular, our purchase price per share is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, our purchase price will continue to be $10.00 per share as of October 8, 2020.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of September 30, 2020, we had raised public offering proceeds of $2,536,560 and had issued 253,605 shares of our common shares in the public offering. In total, we have raised $8,036,560 in offering proceeds and issued 803,605 shares of our common shares through both the private placement and the public offering.
The public offering is expected to terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate the public offering at an earlier time.
Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
The property is 88% leased to ten tenants with a weighted average remaining lease term of 2.4 years. Our goal is to reposition the asset to bolster leasing objectives and enhance demand for the asset over our hold period.
In the third quarter, a new tenant took occupancy for a 64 month term at terms above budget, and we renewed our largest tenant for an additional six months according to plan. We are actively marketing the existing and near-term vacancies and continue to see interest from prospects in Q3.
1 Shown at 100% property level. Jamestown Invest 1 owns a 51% interest in the property.
2 Our total outstanding principal balance of debt of $22,057,798 (100% property level), or $11,249,476 at our 51% ownership share as of September 30, 2020. Accordingly, our portfolio leverage ratio is 56.5% as of September 30, 2020 (calculated as our share of outstanding debt of $11,249,476 divided by our share of gross asset value of $19,900,560).
3 Of the total $22,057,798 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $817,798 bears floating rate interest at 30-day LIBOR plus 1.55%. Accordingly, the total weighted average interest rate was 2.65% based on rates as of September 30, 2020.

Re-Opening & Collections
We are pleased to report collections of 100% for the third-quarter of 2020. Our asset management teams have worked closely with tenants impacted by the COVID-19 pandemic to understand their needs and are assisting all tenants in ongoing re-opening procedures. As of September, 8 of 10 tenants currently have employees working in their space at the property.
Healthy Campus Environment
Tenants can enjoy as much or as little interaction as they please. Its location across the street from Ponce City Market and its incorporation as an extension of the PCM campus offers the amenities of a full mixed use environment without the traffic or congestion of being physically located in a bustling mixed use building.
Other noteworthy attributes include:
•66% of leasable space is accessible via private tenant entrances (not through common areas).
•89% of leasable space is accessible without using an elevator.
•All suites have individually controlled HVAC units and high ceilings, and the majority also having sawtooth roofs; all providing for better air circulation.
•The campus has an abundance of outdoor green space, including a redesigned courtyard.
•Several spaces have private tenant patios in excess of 500 SF on the ground floor.
•The entire property is surface parked (no parking decks which tend to have poor air circulation and elevators).
Repositioning Updates
The asset's repositioning is on budget and scheduled for completion in November 2020. 88% of the total $700k repositioning budget has been completed to date.4
Completed Projects:
•Rebranding (Total cost: $200k) — new color scheme, paint, signage and wayfinding, prominent murals, and a sizable rooftop sign.
•Parking (Total cost: $200k) — installed equipment and security monitoring to allow collection of monthly parking income from tenants and monetize transient parking from visitors accessing adjacent attractions such as the Beltline or Old Fourth Ward Park.
•Amenities (Total cost: $7k) — tenants now have access to a state-of-the-art tenant services mobile application, providing access to local retail and food promotions, free access to the Ponce City Market rooftop attraction, and shuttle service from nearby public transit station, among other offerings. Wi-Fi was installed in all common areas.
•Office Space Conversion (Total cost: $190k) — according to plan, we repurposed a 5,000 sf space (formerly built for restaurant use) as creative office space due to the compelling economics for office compared to restaurant.
Projects Underway:
•Courtyard Upgrades (Budget: $80k) — the courtyard is being improved through landscaping and hardscaping, including new dogwood trees, a variety of new planter beds, as well as new high top tables and benches for tenants to congregate and enjoy the ample outdoor courtyard space the property offers.
•Interior Corridor Wayfinding and Murals (Budget: $20k) — the interior corridors are getting refreshed with new branded murals, wayfinding and signage that will help navigate tenants and guests to each suite.
4 Costs shown at 100% property level. Jamestown Invest 1 owns 51% interest in the property.

Offering Updates
How We've Put Your Capital to Work
Jamestown Invest 1 is excited to announce we recently surpassed $8 million in investments as of September 30, 2020.
Of the $8 million in funds raised to date, over 90% has already been deployed into real estate. In March 2020, we acquired a controlling 51% interest in Southern Dairies @ Ponce City Market, a historic adaptive re-use office campus in Atlanta for $7.3 million of equity. Following our acquisition, our vertically integrated team has further put invested capital to work by executing a number of value-add repositioning objectives as described on the previous page.
Looking to what’s next, our goal is to raise additional subscription proceeds to acquire our second real estate investment, which may be the Upper Westside Portfolio, identified as a target investment by us. The Upper Westside Portfolio is a four-building industrial/showroom campus that may be repositioned to attract a diverse set of users within the growing Upper Westside submarket of Atlanta, which we believe exemplifies the Fund’s value-add strategy. Approximately $500k is currently undeployed and is being reserved towards our next asset acquisition, which we hope to acquire upon meeting additional fundraising goals.
We believe that our current and targeted properties, such as Southern Dairies @ Ponce City Market and the Upper Westside Portfolio, located in one of our targeted geographies of Atlanta, GA, have displayed performance in line with our objectives and are potentially well positioned to see continued healthy rent growth moving forward.
Updated Terms for Sales through StartEngine
We are hereby amending the following sections of our Offering Circular to adjust the minimum purchase requirements and establish an end-date for the purchase of common shares through StartEngine Primary LLC (“StartEngine”) and adjust the minimum investment requirements through StartEngine.
QUESTIONS AND ANSWERS ABOUT THIS OFFERING
Q: How do I buy shares?
A: You may purchase our common shares in this offering by creating a new account, or logging into your existing account, at the investment portal on the Jamestown website or, on or before December 15, 2020 at StartEngine's investment portal. You will need to fill out a subscription agreement like the one attached as Exhibit 4.1 and Exhibit 4.2 to the offering statement for a certain investment amount and pay for the shares at the time you subscribe.
Q: Is there any minimum investment required?
A: Yes. If you are an individual investor (other than investors investing through StartEngine), you must purchase at least $2,500 in common shares in this offering, at the initial purchase and at any additional purchase of common shares in this offering. If you are an individual investor investing through StartEngine during the period beginning on July 20, 2020 and ending on December 15, 2020, you must purchase at least $1,000 in common shares in this offering at the initial and subsequent purchase. If you are investing through a self-directed retirement account, you must purchase at least $5,000 in common shares in this offering, at the initial purchase and at least $2,500 at any additional purchase of common shares in this offering. If you are an entity investor, you must purchase at least $50,000 in common shares in this offering at the initial purchase and at least $2,500 at any additional purchase of common shares in this offering.
PLAN OF DISTRIBUTION
We have engaged StartEngine, for a period ending December 15, 2020, as an additional dealer under a master broker dealer selling agreement with NCPS. As a result, for investors originated by StartEngine, we will pay NCPS and StartEngine a commission of 5.45% of the proceeds from the sale of Common Shares originated by StartEngine, with 5% of the 5.45% fee being paid to StartEngine and 0.45% of the 5.45% fee being paid to NCPS.
HOW TO SUBSCRIBE
Minimum Purchase Requirements
If you are an individual (other than investors investing through StartEngine), you must purchase at least $2,500 in common shares in this offering, at the initial purchase and at any additional purchase of common shares in this offering. If you are an individual investor investing through StartEngine during the period beginning on July 20, 2020 and ending on December 15, 2020, you must purchase at least $1,000 in common shares in this offering at the initial and subsequent purchase. If you are investing through a self-directed retirement account, you must purchase at least $5,000 in common shares in this offering, at the initial purchase and at least $2,500 at any additional purchase of common shares in this offering. If you are an entity investor, you must purchase at least $50,000 in common shares in this offering at the initial purchase and at least $2,500 at any additional purchase of common shares in this offering.
Item 10. Exhibits.
4.2 Form of Subscription Agreement for Subscriptions Originated by StartEngine

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	October 8, 2020

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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